Exhibit 1

04 September 2012

WPP plc (“WPP”)

Purchase of Own Securities

WPP announces that on 04 September 2012 it purchased 75,000 of its ordinary shares at a price of 810.3171 pence per ordinary share. All of these shares will be held as treasury shares.

Following the above purchase, WPP holds 6,266,751 ordinary shares as treasury shares. The total number of WPP shares in issue is 1,263,050,253 (excluding shares to be held in treasury).